Exhibit 99.1

Amsterdam, 2 December 2022

Just Eat Takeaway.com confirms management board appointment of Mr. Kenny

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the "Company", or together with its group companies "Just Eat Takeaway.com”, confirms the appointment of Mr. Andrew Kenny to the Company’s management board (the “Management Board”).

The Company confirms that the appointment of Mr. Andrew Kenny to the Management Board took effect on 1 December 2022.

The resolution to appoint Mr. Andrew Kenny as a member to the Management Board was adopted in the extraordinary general meeting on 18 November 2022, subject to a positive decision from the Dutch Central Bank which is a requirement under Dutch law. As the positive decision has been obtained yesterday, the appointment became effective as per 1 December 2022.

The relevant information in respect of Mr. Andrew Kenny for the purposes of UK Listing Rule 9.6.13R is as set out in the shareholder circular published by the Company on 7 October 2022. There are no other matters in respect of Mr. Andrew Kenny requiring disclosure under UK Listing Rule 9.6.13R.

Just Eat Takeaway.com

Jitse Groen, CEO

Brent Wissink, CFO

Joerg Gerbig, COO

Andrew Kenny, CCO

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://justeattakeaway.com

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is one of the world’s leading global online food delivery marketplaces.

Headquartered in Amsterdam, the Company is focused on connecting consumers and partners through its platforms. With 680,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, the United Kingdom, Germany, the Netherlands, Canada, Australia, Austria,

Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Slovakia, Spain and Switzerland.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.